SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                          FORM 8-A

         For Registration of Certain Classes of Securities
           Pursuant to Section 12(b) or (g) of the
             Securities Exchange Act of 1934

                    SOVEREIGN BANCORP, INC.
    -----------------------------------------------------
   (Exact name of registrant as specified in its charter)

     Pennsylvania                             23-2453088
-----------------------                  --------------------
(State of Incorporation                  (I.R.S. Employer
 or organization)                         Identification No.)

          2000 Market Street
       Philadelphia, Pennsylvania                19103
------------------------------------------     ----------
(Address of principal executive offices)       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the
Act:

      Title of each class        Name of each exchange on which
        to be registered         each class is to be registered
 ------------------------------  ------------------------------
Preferred Stock Purchase Rights      New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this Form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the
Act: Not applicable.



Item 1. Description of Registrant's Securities to be Registered.

          On September 19, 1989, the Board of Directors of Sovereign Bancorp, Inc. (the "Company") declared a dividend distribution of one right (the "Right") for each outstanding share of the Company's common stock, par value $1.00 per share (the "Common Stock"), to shareholders of record at the close of business on October 2, 1989. Each Right entitles the registered holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the "Preferred Stock"). On September 27, 1995, the Board of Directors of the Company approved certain amendments to the Rights Agreement (as defined below) which (i) extended the term of the Rights Agreement to September 27, 2004, and
(ii) increased the Purchase Price from $15.00 to $40.00 per share; and (iii) modified the definition of Acquiring Person, as hereinafter defined, and the triggering event for the exercise of Rights to include any person who is the beneficial owner of 9.9% or more of the shares of Common Stock or voting securities of the Company and delete the limited carve-out for persons who had filed Schedule 13Ds under the Securities Exchange Act of 1934, as amended, indicating beneficial ownership of 5% or more of the Common Stock prior to the adoption of the Rights Agreement. On June 21, 2001, the Board of Directors of the Company approved certain additional amendments to the Rights Agreement, as amended on September 27, 1995, which (i) permitted redemption of the Rights only by a majority of the Company's "Continuing Directors" (defined as those directors not affiliated or associated with a person attempting to acquire the Company in a nonnegotiated transaction who also were directors of the Company on June 21, 2001, or who were approved by such original directors or their approved successors) as opposed to redemption by a vote of the Board without regard to the identity or affiliation of directors, (ii) provided that the Rights Agreement may only be amended by the affirmative vote of a majority of the Continuing Directors, in addition to any other vote that may be required by law or by the bylaws of the Company, (iii) extended the final expiration date on which the Rights are exercisable until June 30, 2007, and (iv) authorized the designation of Mellon Investor Services LLC ("Mellon"), the Company's transfer agent, as successor Rights Agent to Chemical Bank. The description and terms of the Rights, as amended, are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of June 21, 2001, between the Company and Mellon Investor Services LLC. The following describes the Rights Agreement.

          Initially, the Rights will be evidenced by Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 9.9% or more of the outstanding shares of Common Stock or voting securities representing 9.9% or more of the total voting power of the Company (the "Stock Acquisition Date"), (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group acquiring 9.9% or more of such outstanding shares of Common Stock or total voting power, or
(iii) 10 business days following the determination by the Board of Directors, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that, with respect to any person who has, alone or together with his affiliates or associates, acquired 4.9% or more of such outstanding shares of Common Stock or total voting power of the Company, such beneficial ownership by such person is intended to cause the Company to repurchase the voting securities beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person (and not stockholders generally)with short-term financial gain under circumstances where the Board determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or transactions at that time (any such person being referred to herein and in the Rights Agreement as an "Adverse Person").

          Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates,
(ii) new Common Stock certificates issued after August 7, 1989, will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 30, 2007, unless earlier redeemed as described below. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement or determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that (i) a person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of the Company's voting securities that at least a majority of the Continuing Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders),
(ii) an Acquiring Person engages in one or more "self-dealing" transactions as defined in the Rights Agreement, (iii) the Company is the surviving corporation in a merger with an Acquiring Person, (iv) during such time that there exists an Acquiring Person, a recapitalization or reverse stock split occurs which results in such Acquiring Person's proportionate ownership interest being increased by more than 1%, or (v) any person is determined to be an Adverse Person (any of the foregoing, a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value (based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of a Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person (or by certain related parties) will be null and void. Rights are not exercisable following the occurrence of a Flip-in Event, however, until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $40.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $80.00 worth of Common Stock based on the lowest closing price of the Common Stock during the twelve-month period preceding the Flip-in Event (or other consideration, as noted above) for $40.00. Assuming that the lowest closing price of the Common Stock during such period was $20.00, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $40.00.

          In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer for all outstanding voting securities of the Company, which at least a majority of the Continuing Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders, and the merger price is not less than, and the form of consideration is the same as, that paid in the tender or exchange offer) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as "Triggering Events."

          The Purchase Price payable and the amount of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time until ten business days following the Stock Acquisition Date, the Company by majority vote of the Continuing Directors and such other vote as required by law or the bylaws of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, Common Stock, or other consideration deemed appropriate as determined by the Board of Directors). At any time prior to the date the Rights would otherwise become nonredeemable, a majority of the Continuing Directors may extend the period for redemption. The Company's right of redemption may be reinstated if an Acquiring Person reduces such Person's beneficial or total voting power ownership to 10% or less of the outstanding shares of Common Stock or total voting power in a transaction or series of transactions not involving the Company and there is then no other Acquiring Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price. Notwithstanding the foregoing, the Board of Directors may not redeem the Rights following a determination that any person is an Adverse Person.

          The term "Continuing Director" means any member of the Board of Directors of the Company on June 21, 2001, while such Person is a member of the Board, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person, or an affiliate or associate of an Acquiring Person or Adverse Person, or any representative of the foregoing Persons.

          At any time after the occurrence of a Flip-in Event, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person or an Adverse Person or an affiliate or an associate of any such person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the equivalent value, per Right, subject to adjustment.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by majority vote of the Continuing Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by majority vote of the Continuing Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person or an affiliate or associate of any such person), or to shorten or lengthen any time period under the Rights Agreement; however, no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Registrant's 8-K/A No. 2 filed on July 3, 2001. Copies of the Rights Agreement are available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     Item 2 of the Registration Statement is hereby amended and restated in its entirety as follows:

Item 2. Exhibits.

3.1 Articles of Incorporation, as amended and restated, of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.1 of the Registrant's
         Registration Statement No. 333-86961 on Form S-3 filed with the Commission on September 13, 1999).

3.2 Bylaws of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual
         Report on Form 10-K for the year ended
         December 31, 1998).

4.1 Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of June 21, 2001, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated herein by reference to Exhibit 4.1 of the Registrant's 8-K/A No. 2 filed July 3, 2001).

4.2 Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.3      Form of Certificate for Common Stock.



                            SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly authorized this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              SOVEREIGN BANCORP, INC.
                              (Registrant)


Date:  July 3, 2001           By:/s/ James D. Hogan
                                 James D. Hogan,
                                 Chief Financial Officer



                          EXHIBIT INDEX

3.1 Articles of Incorporation, as amended and restated, of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.1 of the Registrant's
         Registration Statement No. 333-86961 on Form S-3 filed with the Commission on September 13, 1999).

3.2 Bylaws of Sovereign Bancorp, Inc. (Incorporated herein by reference to Exhibit 3.2 to the Registrant's Annual
         Report on Form 10-K for the year ended
         December 31, 1998).

4.1 Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of June 21, 2001, between Sovereign Bancorp, Inc. and Mellon Investor Services LLC (Incorporated herein by reference to Exhibit 4.1 of the Registrant's 8-K/A No. 2 filed July 3, 2001).

4.2 Form of Rights Certificate (Incorporated herein by reference to Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, Rights will not be distributed until after the Distribution Date (as defined in the Rights Agreement).

4.3      Form of Certificate for Common Stock.